SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2006

TMM Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

Grupo TMM, S.A.

By: /s/ Juan Fernández Galeazzi
______________________________________
Juan Fernández Galeazzi
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	Press Release dated April 27, 2006 (GRUPO TMM REPORTS FIRST-QUARTER 2006 FINANCIAL RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Financial Statements for the First-Quarter 2006

Exhibit 99.1

TMM COMPANY CONTACT:	AT DRESNER CORPORATE SERVICES:
Juan Fernández Galeazzi	Kristine Walczak (investors, analyst, media)
Chief Financial Officer	312-726-3600
011-52-55-5629-8778	(kwalczak@dresnerco.com)
(juan.fernandez@tmm.com.mx)

Brad Skinner	AT PROA STRUCTURA
Senior Vice President, Investor Relations	Marco Provencio
011-52-55-5629-8725 or 203-247-2420	011-52-55-5629-8708
(brad.skinner@tmm.com.mx)	011-52-55-5442-4948

(mp@proa.structura.com.mx)

Monica Azar
Manager, Investor Relations
212-659-4975
(monica.azar@tmm.com.mx)

GRUPO TMM REPORTS FIRST-QUARTER 2006 FINANCIAL RESULTS

 •  Debt reduction of $331 million in Q1
 •  Guidance reaffirmed
 •  Corporate SG&A to be reduced by a further 1.5% of revenues in 2006
 •  Acquisition of a modern 12,000 horse-power anchor handling vessel

(Mexico City, April 27, 2006) - Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A; ”TMM”), a Mexican multi-modal transportation and logistics Company, reported earnings of $1.39 per share for the first quarter of 2006 compared to earnings of $2.73 per share a year ago.

TMM reported the following results for the fourth quarter:
     •  Revenue of $62.4 million, down 3.3 percent from $64.5 million the previous year. Revenues in the first quarter of 2005 included $4.9 million in revenue from the Company’s port assets in Colombia, which were sold in the fourth quarter of 2005 and were impacted by changes in accounting policies for recording shipping agencies results.
     •  Operating income of $1.7 million, up 41.7 percent from operating income of $1.2 million a year ago
     •  Operating margin of 2.8 percent, up 1.0 percentage point from the previous year
     •  Net income of $79.1 million compared to net income in the first quarter of 2005 of $156.6 million. Of first quarter 2006 total net income, $0.2 million was attributable to minority interest and $78.9 million was attributable to Grupo TMM shareholders. Of first quarter 2005 total net income, $0.8 million was attributable to minority interest and $155.8 million was attributable to Grupo TMM shareholders.

Net interest expense of $7.0 million was recorded in the first quarter of 2006, compared to net interest expense of $19.9 million in the first quarter of 2005. Comprehensive financial expenses of $24.5 million, including $17.2 million attributable to the amortization of expenses associated with the Company’s 2007 Notes, were recorded in the first quarter of 2006 compared to comprehensive financial expenses of $23.5 million incurred in the first quarter of 2005 which included $3.4 million attributable to the amortization of expenses related to our securitization program and expenses associated with the Company’s 2007 Notes.

SG&A increased $1.0 million in the first quarter of 2006 to $8.4 million compared to the 2005 period. This increase was due mainly to peso appreciation of $0.6 million, legal expenses of $0.3 million and $0.1 million in additional Sarbanes Oxley expenses.

TMM will reduce its current annual corporate SG&A by a further 1.5 percent of revenue during 2006, which will provide approximately $5.0 million in additional free cash flow on an annualized basis per year. Cost reductions will include the simplification of procedures at all levels impacted by corporate activities. Additionally, each operating unit is exploring additional cost-cutting measures, which should be formally announced in the Company’s second quarter release. These steps will insure that TMM will meet its EBITDA forecasts and will also provide improved financial performance and growth in the years to come.

In the first quarter of 2006, the Company reported a $100.1 million gain mainly attributable to the $110.0 million contingent payment received from Kansas City Southern (“KCS”), which was due upon the final resolution of Kansas City Southern de México, S.A. de C.V.’s VAT/Put lawsuits. In the first quarter of 2005, the Company reported a $176.4 million gain, net of income taxes, which resulted from the sale of the Company’s railroad assets to KCS.

Additionally, shareholder equity improved $76.1 million in the first quarter of 2006.

Javier Segovia, president of Grupo TMM, said, “During the first quarter we took steps to grow our revenue base, greatly reduce our outstanding debt and set the stage for improved operating profit performance during the remaining quarters of this year. The significant reduction of debt and the acquisition of minority interest joined with our intent to reduce SG&A will ensure that we improve performance and reach our goal of an annual EBITDA run rate for TMM of $63 million by the beginning of 2007.

“In the quarter, we reduced our 2007 Notes by $331 million, leaving $157 million outstanding. As we have previously announced, we continue to explore ways to modify our outstanding debt, lower our interest costs and free up working capital, which would then allow the Company to increase its earnings and create options for longer-term growth. When a solution has been finalized in this regard, we will make an announcement.

Segovia continued, “Additionally, we purchased the minority interest in our offshore vessels business segment and agreed to purchase the minority interest in our harbor towing business segment. These two transactions, joined with last July’s purchase of two double-hull tankers, the operation of parcel tankers, and other spot market tanker vessels currently in operation will provide a projected annual EDITDA run rate of $56 million for this division by the end of 2006. As oil exploration in the Gulf of Mexico continues to flourish, the prospects for rapid growth in this division will continue into the next decade.

“In the first quarter, our Logistics division exceeded its gross profit goal of $2.0 million. Operating profit was positive compared to the last three quarters, which amounted to a total operating loss of $2.3 million. The division’s operating profit was affected by the termination of a contract between Kansas City Southern de Mexico and Ford Motor Company in late March, in which TMM Logistics participated as a subcontractor. In the first quarter total one-time charges against operating profit were $1.2 million. Logistics is now well positioned for sustainable growth with the addition of new trucks that came online in March, yard improvements for maintenance and repair facilities completed during the first quarter, and other new services and product lines to be added. The previously announced estimated annual EBITDA run rate of $22 million for this division’s is on target.

“Our Ports division remains consistent, and an estimated annual EBITDA run rate of $2.6 million will be attained. Starting in the first quarter, we will only report net revenues at our shipping agencies segment due to changes in accounting standards.

Segovia concluded, “As we move into the remainder of 2006, we see a Company focused on two major growth segments: Specialized Maritime, based primarily upon oil exploration and transportation of oil products; and the growth of imports, exports, and distribution of products within Mexico. We believe both of these markets will provide TMM with opportunities to position its assets and expand current customer bases, which will accelerate our revenue and earnings. During this first quarter we have defined clear courses of action. We must now focus on execution.”

SEGMENT RESULTS
Specialized Maritime
In the first quarter, Specialized Maritime reported:
     •  Revenue of $31.2 million, up 4.3 percent from last year’s $29.9 million
     •  Operating income of $5.5 million, up 77.4 percent from $3.1 million a year ago
     •  Operating margin of 17.6 percent, up 7.3 percentage points from the previous year

In the first quarter of 2006, Specialized Maritime’s gross profit and gross margin increased 69.0 percent and 8.4 percentage points respectively, compared to the first quarter of 2005.

In the first quarter of 2006, offshore revenues decreased 15.5 percent to $12.4 million compared to the same period last year due mainly to a reduction of vessel activity under time charter contracts compared to the same period last year. Additionally, first quarter 2006 revenues were negatively impacted by $0.5 million due to a significant increase of cyclical dry dock maintenance compared to the same period last year. However, in the first quarter of 2006, costs decreased 21.1 percent and gross margin increased 2.6 percentage points compared to the same period last year, mainly due to the effect of cost reductions resulting from the conversion of vessels from a leased to an owned status in early March.

In the first quarter of 2006, product tanker revenues increased 56.4 percent to $9.3 million compared to the same period last year, gross profit increased from $0.4 million to $2.8 million, and gross margin increased 23.1 percentage points. These increases were mainly due to contracted revenue from two new cabotage contracts, which commenced last July. These two new contracts generated EBITDA of $4.0 million in the three months ended March 31, 2006.

In the first quarter of 2006, parcel tanker revenues decreased 7.5 percent to $6.7 million compared to the same period last year, as the division operated one less vessel in the first quarter of 2006 compared to the same period last year due to a decrease in demand for these services. Increased fuel costs during the first quarter of 2006 did not have a significant impact on this business segment, as the Company successfully negotiated a fuel surcharge with several of its clients, which offset fuel price increases.

During the first quarter of 2006, harbor towing revenues increased 44.3 percent to $2.8 million and gross profit increased 42.8 percent compared to the first quarter of 2005. These increases were mainly due to an increase of 34.0 percent in vessel calls at the Port of Manzanillo compared to the first quarter of 2005. In the first quarter of 2006, costs increased $0.3 million due to the addition of one tugboat in October 2005, under a two-year bareboat contract.

In addition, on April 27, 2006 the Company purchased a modern, 12,000-horsepower anchor handling vessel built in 2004 at a price of $27.2 million from a Seacor subsidiary. The Company financed this purchase through a 7-year loan facility of $21.8 million. This new vessel will be on a 2-year time charter contract with Pemex.

Ports and Terminals
For the first quarter, Ports and Terminals reported:
     •  Revenue of $2.1 million, down 76.4 percent from last year’s $8.9 million
     •  Operating income of $0.5 million, down 44.4 percent from $0.9 million a year ago
     •  Operating margin of 25.5 percent, up 15.8 percentage points from the previous year

In the first quarter of 2006, the revenue decrease in Ports and Terminals was impacted by the elimination of $4.9 million of revenue generated by the Company’s port assets in Colombia, which were sold in the fourth quarter of 2005 and also impacted by changes in accounting policies at the shipping agencies business segment. In spite of the revenue loss, this division’s gross margin increased 22.5 percentage points compared to the first quarter last year.

In the first quarter of 2006, revenues at Acapulco decreased $0.6 million to $1.4 million compared to the same period last year. This decrease was mainly due to a 39.6 percent decrease in cruise ship revenues, partially offset by an increase of 4.2 percent in car handling revenues at this port.

Cruise ship revenues at this port decreased in the first quarter of 2006 compared to the same period last year mainly attributable to a cruise line that cancelled several calls during the first quarter due to technical problems, which have since been resolved, and to another cruise line that canceled three calls as it switched routes from the Pacific to other destinations. Car handling volumes increased 26.0 percent in the first quarter of 2006 compared to the same period last year, as the division handled 6,813 automobile units to Japan and Asia, compared to 5,406 in the first quarter of last year.

Logistics
In the first quarter, Logistics reported:
     •  Revenue of $29.2 million, up 13.2 percent from last year’s $25.8 million
     •  Operating income of $0.7 million, down 46.2 percent compared to operating income of $1.3 million a year ago
     •  Operating margin of 2.3 percent, down 2.8 percentage points from the previous year

The division’s implementation of a restructuring plan continued during the first quarter of 2006, and posted positive operating profits for the first time in four full quarters. Gross profit of $2.3 million demonstrated a $1.3 million improvement over the fourth quarter results of 2005. Had it not been for one-time charges of $1.2 million, operating profit would have been $1.9 million, an improvement of $2.8 million compared to fourth quarter of 2005.

Comparing the first quarter of 2006 to the same period last year, revenues increased at several segments including: trucking, 49.2 percent; automotive, 10.3 percent; and dedicated inbound logistics services for major auto manufacturers, 64.1 percent.

Revenue increases in the trucking division were mainly attributable to the acquisition of 80 additional trucks and 60 additional trailers which were received in late March, as well as to increased efficiencies in the utilization of existing equipment. Revenue increases in the automotive division were mainly due to a 25.2 percent increase in tariffs compared to the first quarter last year and to improved services in outbound logistics for Volkswagen resulting in higher volumes. Revenue increases in dedicated logistics for major auto manufacturers resulted from the continued increase in exports of the new VW Bora model and to the increasing volume of automobiles now being manufactured in Mexico instead of the United States, including certain models for GM, Chrysler and Ford.

For the full year of 2006, this division expects to generate operating profit of $10.0 million and gross profit of $14.0 million from its current asset base. With additional services and assets to be added in warehousing and freight forwarding in 2006, the division’ s estimated annual EBITDA run rate will be $22.0 million by the beginning of 2007.

BALANCE SHEET IMPROVEMENTS

As of March 31, 2006, TMM’s total debt was $296.4 million compared to $560.7 million at December 31, 2005. It should be noted that our total debt is supported by $196.0 million in a combination of cash on hand, marketable securities and receivables from KCS; and also with long-term contracted revenues.

The significant reduction in debt during the first quarter is the result of the Company’s cash tender offer of its outstanding Senior Secured Notes due 2007 (“the Notes”) on January 2006. The Company paid down approximately $331.0 million aggregate principal amount of the Notes plus approximately $16.0 million in interest, which reduced the outstanding principal amount of the Notes to approximately $157.0 million. As a result of the tender offer and pursuant to the terms of the 2007 Notes Indenture, the interest rate of the Notes outstanding was reduced 1.0 percent commencing February 1, 2006, such that if the Company elects to pay interest in cash, the Notes will bear interest at 9 ½percent per annum. On February 1, 2006, the Company paid the 2007 Notes coupon in cash.

ACQUISITION OF MINORITY INTERESTS

On March 6, the Company announced that it had purchased Seacor’s 40 percent interest in Marítima Mexicana, S.A. de C.V. (“Marmex”), a joint venture company dedicated to providing maritime offshore services in Mexico’s Gulf Coast. As part of this transaction, TMM also purchased five offshore vessels owned by Seacor and flagged the vessels Mexican, and at the same time converted three additional offshore vessels from leased to owned status. All eight vessels are working under time charter contracts supporting offshore oil exploration and production activities in the Gulf of Mexico. The aggregate value of these transactions was $77 million, of which $70 million was financed. Interest expense will be $6.0 million during the first year going forward, to be reduced in subsequent periods as principal is repaid.

In addition, on March 8, the Company announced that it had agreed to purchase the remaining 40 percent minority stake held by the Dutch company Smit in Servicios Mexicanos en Remolcadores, S.A. de C.V. (“SMR”), a joint venture company dedicated to providing harbor towing services at the Port of Manzanillo, Mexico. The agreed purchase price was $9.5 million.

DIVISIONAL RESULTS (All numbers in thousands)

First Quarter 2006

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	2,104	31,189	29,159	(60)	62,392

Costs	1,181	24,376	26,904	(146)	52,315

Gross Result	923	6,813	2,255	86	10,077

Gross Margin	43.9%	21.8%	7.7%	143.3%	16.2%

SG & A (Estimate)	387	1,321	1,573	5,080	8,361

Operating Results	536	5,492	682	(4,994)	1,716

Operating Margin	25.5%	17.6%	2.3%	n.a	2.8%

*First Quarter 2005

	Ports	Specialized Maritime	Logistics	Other	Total

Revenues	8,888	29,930	25,760	(33)	64,545

Costs	6,988	25,904	23,196	(27)	56,061

Gross Result	1,900	4,026	2,564	(6)	8,484

Gross Margin	21.4%	13.5%	10.0%	(18.2%)	13.1%

SG & A (Estimate)	1,036	943	1,246	4,092	7,317

Operating Results	864	3,083	1,318	(4,098)	1,167

Operating Margin	9.7%	10.3%	5.1%	n.a	1.8%

*Under Continuing Operations

CONFERENCE CALL

TMM’s management will host a conference call and Webcast to review financial and operational highlights on Friday, April 28 at 11:00 a.m. Eastern Time.

To participate in the conference call, please dial 800-219-6110 (domestic) or 303-262-2075 (international) at least five minutes prior to the start of the event. Accompanying visuals and a simultaneous Webcast of the meeting will be available at http://www.actioncast.acttel.com, Event ID: 33091.

A replay of the conference call will be available through May 5, at 11:59 p.m. Eastern Time, by dialing 800-405-2236 or 303-590-3000, and entering conference ID 11057517. On the Internet a replay will be available for 30 days at http://www.actioncast.acttel.com, Event ID: 33091.

Headquartered in Mexico City, TMM is a Latin American multimodal transportation Company. Through its branch offices and network of subsidiary companies, TMM provides a dynamic combination of ocean and land transportation services. Visit TMM’s web site at www.grupotmm.com. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables to follow ...

Grupo TMM, S.A. and subsidiaries
*Statement of Income (under discontinuing operations)
- millions of dollars -

	Three months ended
	March 31,
	2006	2005

Revenue from freight and services	62.392	64.545

Cost of freight and services	(49.619)	(54.696)

Depreciation of vessels and operating equipment	(2.696)	(1.365)

	10.077	8.484

Administrative expenses	(8.361)	(7.317)

Operating income	1.716	1.167

Other income (expenses) - Net	0.154	0.057

Financial (expenses) income - Net	(6.957)	(19.911)

Amortization of expenses related to debt	(17.241)	(3.415)

Exchange (loss) gain - Net	(0.291)	(0.173)

Net financial cost	(24.489)	(23.499)

Loss before taxes and profit sharing	(22.619)	(22.275)

Benefit for taxes and profit sharing	1.675	1.129

Net loss before discontinuing operations	(20.944)	(21.146)

Income fron discontinuing operations		1.364

Income from disposal discontinuing business	100.066	176.412

Net Income from the period	79.122	156.630

Attributable to :

Minority Interest	(0.219)	(0.838)

Equity holders of the GTMM, S.A.	78.903	155.792

Weighted average outstanding shares (millions)	56.963	56.963
Income earnings per share (dollars / share)	1.39	2.73

Outstanding shares at end of period (millions)	56.963	56.963
Income earnings per share (dollars / share)	1.39	2.73

* Prepared in accordance with International Financial Reporting Standards (IFRS)

Note: In accordance with International Financial Reporting Standards (IFRS) number 5 "Non-current assets held for sale and discontinued operations" and International Accounting Standards (IAS) number 21(reviewed) "The effects of changes in foreing exchange rates"; Grupo TMM, S.A. shows the effect of the applications of its Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Balance Sheet (under discontinuing operations)
- millions of dollars -

	March 31,	December 31,
	2006	2005

Current assets:
Cash and cash equivalents	70.222	400.809

Marketable securities	36.390

	106.612	400.809

Accounts receivable
Accounts receivable - Net	39.479	43.267

Other accounts receivable	22.906	19.615

Prepaid expenses and others current assets	9.767	7.295

Total current assets	178.764	470.986

Long Term account receivable	89.350	48.763

Property, machinery and equipment - Net	214.317	166.661

Other assets	19.919	23.160

Deferred taxes	85.697	83.556

Total assets	588.047	793.126

Current liabilities:
Bank loans and current maturities of long term liabilities	28.487	35.546

Suppliers	20.905	22.755

Other accounts payable and accrued expenses	35.037	48.845

Total current liabilities	84.429	107.146

Long–term liabilities:
Bank loans and other obligations	266.526	524.763

Other long–term liabilities	24.302	24.471

Total long–term liabilities	290.828	549.234

Total liabilities	375.257	656.380

Stockholders’ equity:
Common stock	121.158	121.158

Retained earnings	93.356	14.454

Initial accumulated translation loss	(17.757)	(17.757)

Cummulative translation adjusted	(1.414)	1.422

	195.343	119.277

Minority Interest	17.447	17.469

Total stockholders’ equity	212.790	136.746

Total liabilities and stockholders’ equity	588.047	793.126

* Prepared in accordance with International Financial Reporting Standards (IFRS)

Note: In accordance with International Financial Reporting Standards (IFRS) number 5 "Non-current assets held for sale and discontinued operations" and International Accounting Standards (IAS) number 21(reviewed) "The effects of changes in foreing exchange rates"; Grupo TMM, S.A. shows the effect of the applications of its Financial Statements.

Grupo TMM, S.A. and subsidiaries
*Statement of Cash Flow (under discontinuing operations)
- millions of dollars -

	Three months ended
	March 31,
	2006	2005

Cash flow from operation activities:
Net loss before discontinuing operations	(20.944)	(21.146)

Charges (credits) to income not affecting resources:
Depreciation & amortization	5.587	7.709

Deferred income taxes	(2.141)	(1.453)

Income from discontinued operation	69.390

Other non-cash items	14.189	5.950

Total non-cash items	87.025	12.206

Changes in assets & liabilities	(38.179)	(0.580)

Total adjustments	48.846	11.626

Net cash provided (used in) by operating activities	27.902	(9.520)

Cash flow from investing activities:

Proceeds from sales of assets (net)	8.520	0.089

Payments for purchases of assets	(66.336)	(3.256)

Sale of share of subsidiaries		8.092

Net cash (used in) provided by investment activities	(57.816)	4.925

Cash flow provided by financing activities:

Short-term borrowings (net)		(0.150)

Principal payments under capital lease obligations		(0.025)

(Repurchase) sale of accounts receivable (net)		(4.998)

Repayment of long-term debt	(333.946)	(0.475)

Proceeds from issuance of long-term debt	69.663	1.736

Net cash used in financing activities	(264.283)	(3.912)

Net decrease in cash	(294.197)	(8.507)

Cash at beginning of period	400.809	53.148

Cash at end of period	106.612	44.641

*Prepared in accordance with International Financial Reporting Standards (IFRS)

Note: In accordance with International Financial Reporting Standards (IFRS) number 5 "Non-current assets held for sale and discontinued operations" and International Accounting Standards (IAS) number 21(reviewed) "The effects of changes in foreing exchange rates"; Grupo TMM, S.A. shows the effect of the applications of its Financial Statements.

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Financial Statements for the First Quarter 2006

Required quartely financial information consists of the financial information filed with the CNBV and the BMV (under discontinuing operations). Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and list of directors and officers.